# ING Life Insurance and Annuity Company
## Variable Annuity Account C

# ING Flexible Income

### Supplement dated August 5, 2004 to the
### Contract Prospectus and Statement of Additional Information, each dated May 1, 2004

The information in this Supplement updates and amends certain information contained in the Contract Prospectus and Statement of Additional Information. You should read this Supplement along with the Contract Prospectus and Statement of Additional Information (SAI).

1.  **ING VP Bond Portfolio** - Effective August 6, 2004, the name of ING VP Bond Portfolio will change to ING VP Intermediate Bond Portfolio. Effective August 6, 2004, all references to ING VP Bond Portfolio in the Contract Prospectus and SAI are replaced with ING VP Intermediate Bond Portfolio.

2.  The information appearing in the Fund Expense Table on page 9 of the Contract Prospectus for all Janus investment options is deleted and replaced with the following to reflect reductions in fund Management (Advisory) Fees effective July 1, 2004.

| Fund Name | Management (Advisory) Fees | 12b-1 Fee | Other Expenses | Total Annual Fund Operating Expenses | Fees and Expenses Waived or Reimbursed | Net Annual Fund Operating Expenses |
|---|---|---|---|---|---|---|
| Janus Aspen Balanced Portfolio (Institutional Shares) [13] | 0.55% | -- | 0.02% | 0.57% | -- | 0.57% |
| Janus Aspen Flexible Income Portfolio (Institutional Shares) [13] | 0.50% | -- | 0.04% | 0.54% | -- | 0.54% |
| Janus Aspen Growth Portfolio (Institutional Shares) [13] | 0.64% | -- | 0.02% | 0.66% | -- | 0.66% |
| Janus Aspen Worldwide Growth Portfolio (Institutional Shares) [13] | 0.60% | -- | 0.06% | 0.66% | -- | 0.66% |

3.  The Footnotes to "Fund Expense Table" on page 10 of the Contract Prospectus are amended by adding the following footnote:

    (13)  All of the fees and expenses shown were determined based on net assets as of the fiscal year ended December 31, 2003, restated to reflect reductions in the portfolios' management fees effective July 1, 2004. All expenses are shown without the effect of expense offset arrangements.